



Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.





Stockholm, April 10, 2006



**Gambro AB**

**Rule 12g3-2(b) File No. 82-34731**

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Gambro AB (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Gambro AB



Fredrik Dalborg
Director, Investor Relations
Phone + 46 8 613 65 84
Fax +46 8 613 65 78

*Encl.:*
***Press release:***
***March 6, 2006 - Notice of Annual General Meeting of Gambro AB April 4, 2006***
***March 13, 2006 - Gambro publishes annual report on the corporate web site***
***March 2006 – Annual Report 2005***
***April 3, 2006 - Gambro reports from meetings with the US Food and Drug Administration. Center for Devices and Radiological Health***

dlw 4/20

*Gambro is a global medical technology company with related services and has leading positions in renal care - services and products - and blood component technology. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis, and acute renal and liver dialysis products, therapies and services. Gambro Healthcare is a provider of end-stage renal disease treatment and patient care. Gambro BCT develops and provides blood*

**Gambro AB**
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30





*April 3, 2006 – Statement of the Board of Directors of Gambro AB in relation to the public cash offer for the Shares of Gambro*
*April 3, 2006 – Announcement of information by Gambro AB in relation to the public cash offer by EQT and Investor*
*April 3, 2006 – Claes Dahlbäck will not participate in Gambro's handling of take over the bid*
*April 4, 2006 – Live webcast of Sören Mellstig's speech at the annual General Meeting today*
*April 5, 2006 – Report from Gambro's Annual General Meeting, April 4, 2006*

File No 82-34731



**PRESS RELEASE**
Mars 6, 2006

## Notice of Annual General Meeting of Gambro AB, April 4, 2006

In accordance with the listing agreement with Stockholmsbörsen AB (the Stockholm Stock Exchange), Gambro AB hereby also announces, by issuing a press release, the content of the notice concerning Gambro's Annual General Meeting on April 4, 2006.

Attachment: Notice of Gambro's Annual General Meeting.

For further information please contact:
Paula Treutiger, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-70-513 65 99
Fredrik Dalborg, Director, Investor Relations, Corporate Finance, tel. +46-8-613 65 84, +46-73-366 65 84

## ANNUAL GENERAL MEETING OF GAMBRO AB

This notice is a translation of the original Swedish language notice. In the event of any conflict between this translation and the Swedish original, the Swedish notice shall govern.

Notice is hereby given to the shareholders in Gambro AB (publ) that the Annual General Meeting of the shareholders will be held on Tuesday, April 4, 2006 at 5:00 PM at Berns Conference, Berzelii Park, Stockholm.



### Notification

To be entitled to participate in the Meeting, shareholders:

- **must** be listed in the share register maintained by the Swedish Central Securities Depository and Clearing Organization (VPC) on Wednesday, March 29, 2006, *and*
- **must** notify the Company, not later than 12.00 noon on Wednesday, March 29, 2006 of their intent to participate in the Meeting, by mail to Gambro AB, Box 7373, SE-103 91 Stockholm, or by telephone: +46 8 613 65 66, or by fax: +46 8 613 65 78 or on Gambro's website, www.gambro.com; the notice should also indicate the names of any assistants.

### Trustees

In order to participate in the Meeting, shareholders whose shares are registered in the name of bank trust departments or other trustees must instruct their trustees to ensure that the shares are temporarily reregistered by VPC in the shareholders' own names well in advance of March 29,2006. Personal records obtained from the share register kept by VPC will only be used for necessary registration and establishment of voting list.

### Proxy

A shareholder who is represented by proxy shall execute a proxy to the proxyholder. If the proxy is executed by a legal person, the proxy shall be accompanied by a confirmed copy of the registration certificate for the legal person. The proxy and the registration certificate may not be dated more than one year before the General Meeting. The original of the proxy and, if applicable, the registration certificate should be delivered to Gambro AB, Box 7373, SE-103 91 Stockholm, Sweden well in advance of the General Meeting.

*Gambro is a global medical technology company with related services and has leading positions in renal care - services and products - and blood component technology. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis, and acute renal and liver dialysis products, therapies and services. Gambro Healthcare is a provider of end-stage renal disease treatment and patient care. Gambro BCT develops and provides blood collection, apheresis and cell therapy products and services.*

**Gambro AB**
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com



**PRESS RELEASE**
Mars 6, 2006

## Agenda

1. Opening of the Annual General Meeting
2. Election of the Chairman for the Meeting
3. Preparation and adoption of the Voting Register
4. Approval of the Agenda
5. Election of Minute Checkers
6. Determination of whether the Meeting has been properly convened
7. Presentation of the annual report and the auditors' report, the consolidated financial report and the auditors' report on the consolidated financial report
8. The President's Report
9. Reports on the work of the Board of Directors, of the Compensation Committee and of the Audit Committee
10. The adoption of the income statement and balance sheet and the consolidated income statement and consolidated balance sheet
11. The discharge of the members of the Board of Directors and of the President from personal liability
12. The disposition of the Company's profit as shown in the balance sheet adopted by the Meeting and the determination of the record date for the dividend
13. Determination of the number of Board members and deputies to be elected at the Annual General meeting
14. Determination of the fees to be paid to the Board
15. Determination of the fees to be paid to the auditors
16. Election of the Chairman of the Board, the other Board members and deputies; account of the proposed directors' assignments in other companies; report on the work of the Nomination Committee
17. Resolutions to amend the Articles of Association
18. Resolutions regarding principles for remuneration and other terms of employment for senior officers as well as the size and main principles for Gambro Group's long-term incentive program
19. Resolution regarding the Nomination Committee
20. Closure of Meeting



**PRESS RELEASE**
Mars 6, 2006

### The Board's proposed resolutions are set out in items 12, 17 and 18

### The Nomination Committee's proposed resolutions are set out in items 2, 13-16

The Nomination Committee has been composed of Mr Börje Ekholm, chairman, (Investor AB), Mr Peter Rudman (Nordea Funds), Ms Marianne Nilsson (Robur Funds), Mr Magnus Wärn (AMF Pension) and Mr Claes Dahlbäck (Chairman of the Board), who together represent approximately 37 percent of the votes of all shares of the Company.

### Item 2 – Chairman of the General Meeting

The Nomination Committee proposes that Mr Claes Dahlbäck be elected chairman of the Annual General Meeting.

### Item 12 - Dividend

The Board of Directors and the President propose that an ordinary dividend of SEK 1.30 per share be paid for the fiscal year 2005 and that Friday, April 7, 2006, be set as the record date. Based on this record date, it is expected that the dividend will be paid through VPC on Wednesday, April 12, 2006.

### Items 13-16 – Number of Board Members, Fees and Election of the Board and Chairman of the Board

The Nomination Committee has the following proposals to the General Meeting:

13. That the number of members of the Board be eight and no deputies.

14. That the fee to the Board be SEK 4,300,000 for allocation as follows: SEK 1,200,000 to the Chairman, SEK 600,000 to the Deputy Chairman, SEK 400,000 to each other member of the Board who is elected at the Annual General Meeting and is not an employee of the Company and SEK 500,000 for services on the Audit Committee and the Compensation Committee for allocation as determined by the Board of Directors.

15. That the fee to the auditors be paid as per invoice during the period up to the next Annual General Meeting.

16. That the following members of the Board of Directors be reelected, namely Claes Dahlbäck, Sandra Austin Crayton, Wilbur H Gantz, Peter H Grassmann, Adine Grate Axén, Sören Mellstig, Håkan Mogren and Lena Treschow Torell and that Claes Dahlbäck be elected Chairman of the Board of Directors.

### Item 17 - Resolutions to amend the Articles of Association of the Company



**PRESS RELEASE**
Mars 6, 2006

The Board's proposal for amendments of the Articles of Association is occasioned by the new Companies Act which came into effect on January 1, 2006.

The proposed amendments are principally as follows:

§ 4 Amended to specify the aggregated minimum and maximum number of shares.

§ 5 Amended to provide that the shareholders' preferential rights in connection with the issue of financial instruments are extended to rights issues which permit setting-off and to issues of warrants and convertibles.

§ 6 Since shares no longer have a nominal value, the paragraph is deleted.

*Subsequent paragraphs are renumbered. Old paragraph numbers are indicated within parenthesis.*

§ 6 (7) Amended to delete the provision that directors are elected for a tenure expiring at the end of the next Annual General Meeting, since that is provided for in the Companies Act.

§ 7 (8) Amended to delete the provision regarding the tenure of the auditors in order to permit that auditors who are elected for a four year tenure may be re-elected for a subsequent three year tenure.

§ 9 (10) Amended to provide that "notice of a Meeting of Shareholders shall be made in the form of announcements published in the Official Swedish Gazette and in Dagens Nyheter and in Svenska Dagbladet".

§ 10 (11) Amended to provide that shareholders who wish to participate in the business of a General Meeting must be recorded in the share register as of five weekdays before the meeting (and give notice of attendance to the company not later than the day indicated in the notice convening the General Meeting).

Amended to include a new third section as follows: "The Board of Directors may decide that persons other than shareholders may attend, or in some other manner follow, the proceedings at a General Meeting under conditions determined by the Board".

§ 11 (12) (No change in the English language version.)

§ 13 (14) Amendment of the provision relating to the record requirement to read as follows: "The Company's shares shall be registered in a record verification register pursuant to the Financial Instruments Accounts Act (1998:1479)".



**PRESS RELEASE**
Mars 6, 2006

## Item 18 - Principles for remuneration and other terms of employment for senior officers as well as the size of and main principles for the Group's long-term incentive programs

Gambro operates in a highly competitive market and must, therefore, seek to achieve a remuneration structure that is competitive and has the ability to attract and maintain senior officers with appropriate qualifications.

***18 A – Principles for remuneration and other terms of employment for the President and other senior officers***

The Board proposes that the Annual General Meeting approve the Board's proposal regarding principles for remuneration and other terms of employment for the President and other senior officers (note that a proposal regarding long-term incentive program will be addressed in the next item) as follows. The proposed principles are in line with remuneration paid in previous years and are based on agreements already entered into between Gambro and the respective officers.

The principles shall apply to the President and the officers reporting to the President (senior officers).

The compensation to the senior officers shall consist of the following components: fixed salary, variable salary, pensions, other remuneration and long-term incentive programs.

**Fixed salaries**

The fixed salaries shall be on market and competitive terms and shall take into account the scope (responsibilities and size) and complexity of the position as well as contributions by the individual. Fixed salaries will be reviewed annually.

**Variable compensation**

- Approximately 70 per cent of *the President's* variable compensation is based on financial results (at group and business area level) and approximately 30 per cent on individual targets decided by the Board. The maximum variable compensation is 50 per cent of the fixed salary and the target for the variable salary is 30 per cent of the fixed salary.
- *Senior officers in the USA* are eligible for variable compensation corresponding to 60 per cent of the fixed salary, and the target for the variable compensation is 36 per cent. The corresponding figures for *senior officers outside the USA* are a maximum variable salary of 40 or 50 per cent and a target for the variable salary of 24 or 30 per cent of the fixed salary. The weight between financial and individual targets (which are decided by the President) is approximately the same as for the President.

**Pension**

The basic principles as regards pensions shall be that the conditions shall be on market terms prevailing in the country where the executive is permanently resident.

- *The President's* age of retirement is 60 years. The pension plan is premium-based and the annual premium payment is 35 per cent of the fixed salary.
- *Senior officers in the USA* are eligible for a supplemental nonqualified defined contribution plan in addition to the qualified 401 (k) defined contribution plan for all employees in the USA. The contribution rate for the supplemental plan is approximately 8 per cent of the fixed salary.
- With respect to *senior officers outside the USA,* the age of retirement is 65 years. The pension plan is premium-based and the premium is 25 per cent of the fixed salary. A number of officers within this group, which have been employed for more than 3 years, have a defined benefit pension plan based on 50-70 per cent of the pensionable income. Pensionable income is defined as fixed salary plus average variable compensation over the last three years.

**Other remuneration**

The President and other senior officers are entitled to benefits customary to their position such as occupational health service, health insurance and company car.

**Severance pay**

Between the Company and the senior officers including the President, a mutual termination period of six months applies. In case of termination of employment by the Company, the President is entitled to a severance pay equal to 24 months fixed salary. With respect to *other senior officers*, 18-24 months remuneration is payable upon termination of employment by the Company.

**Preparation and resolution**

As regards the President, the Compensation Committee proposes, after discussion between the Chairman and the President, salary, criteria for variable compensation and other terms of employment, which thereafter are approved by the Board. As regards other senior officers, the President proposes such terms, after discussion with the officers, which thereafter are approved by the Compensation Committee and reported to the Board of Directors.

***18 B – Long-term incentive program***







The Board proposes that the Annual General Meeting approve the size of and the main principles for Gambro's employee stock option program for 2006 as well as for two share programs for 2006, which will comprise employment related shares ("Restricted Stock") and performance related shares ("Performance Shares"). The principal content of the proposal is as follows.

The Board intends to grant up to 800,000 employee stock options to executive or key personnel in appropriate allotments. The employee stock option program has the same structure as the last year, including, inter alia, a five year term, criteria for allotment based on position and performance and is subject to continued employment. The exercise price will be equal to 110 per cent of the average price of the Gambro share during the five days trading period immediately following the Annual General Meeting.

The Board also intends to award two share programs along the same principles as last year, except as described below. One program where shares will be allotted to the respective officers subject to continued employment and the other where allotment is depending upon achievement of certain targets. The shares will be made available over a period of three to five years. As a reflection of market trends, the Board proposes that about 250 employees of Gambro's middle management be granted Restricted Stock and that the number of employee stock options granted to this group be reduced in the same degree. Under the Board's proposal, the Restricted Stock program comprises 250,000 shares and the Performance Share program 180,000 shares.

Obligations under the programs and costs associated therewith will be hedged on the financial market. Such hedging shall not result in new shares being issued or that the Company will transfer shares to the beneficiaries from its own treasury stock.

The implementation of the stock option program and the two share programs is subject to the approval at the Annual General Meeting with at least 50 per cent of the votes of the size and main principles of the programs.

### Item 19 – Resolution regarding the Nomination Committee

Shareholders representing about 40 percent of the votes attaching to all shares of the Company have indicated that they will make the following proposal:

1. That the Company shall have a Nomination Committee composed of one representative for each of the four largest shareholders in terms of votes plus the Chairman of the Board. The largest shareholders in terms of votes will be contacted based on information in the Company's share register as of August 31, 2006 as provided by VPC. A shareholder who is not registered by VPC, and who wishes to make use of its right to be represented on the Nomination Committee is to give notice thereof to the Chairman of the Board and be able





to prove its ownership of the shares. The names of the four shareholder representatives and the names of the shareholders they represent shall be announced as soon as the Nomination Committee is constituted, but not later than six months before the Annual General Meeting 2007.

2. That if, during the tenure of the Nomination Committee, one or more of those shareholders who have appointed members of the Committee no longer is among the four largest shareholders in terms of votes, then the composition of the Nomination Committee may be altered.

3. That the Nomination Committee shall prepare proposals on the following matters to come before the Annual General Meeting 2007, namely:

   (a) proposal for the Chairman of the Annual General Meeting,

   (b) proposal for members of the Board of Directors,

   (c) proposal for the Chairman of the Board of Directors,

   (d) proposal for fees to the Board of Directors, with allocation to the Chairman and the other directors of the Board and to members of the committees of the Board,

   (e) proposal for auditors, and

   (f) proposal for fees to the Company's auditors.

## Documentation and information

The annual report and the auditors' report, and the Board's full proposals regarding the proposed amendments to the Articles of Association, the incentive program and the Nomination Committee will be available at the Company and at its website as from March 21, 2006. Copies of the documents will be sent to shareholders upon request together with information of address.

Information about the persons who are proposed for election to the Company's Board of Directors and the report on the work of the Nomination Committee are available at the Company's home page, www.gambro.com.

There will be simultaneous interpretation of the proceedings at the Annual General Meeting.

The President's report will be available on the Company's home page, www.gambro.com as from April 5, 2006.

Stockholm, March 2006

BOARD OF DIRECTORS

Gambro AB, Jakobsgatan 6, P O Box 7323, SE-103 91 Stockholm, Sweden

File No 82-34731



**PRESS RELEASE**
March 13, 2006

## Gambro publishes annual report on the corporate web site

**The Gambro Annual Report 2005 is available on the corporate web site, www.gambro.com, as of today.**

The printed version of the Annual Report 2005 will be available March 15, 2006. Distribution of the annual report will start the same date.


For further information please contact:
Paula Treutiger, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-73-366 65 99
Fredrik Dalborg, Director, Investor Relations, Corporate Finance, tel. +46-8-613 65 84,
+46-73-366 65 84
Sophie Monsén, Manager, Investor Relations & Business Intelligence, tel. +46-8-613 65 02


*Gambro is a global medical technology company with related services and has leading positions in renal care - services and products - and blood component technology. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis, and acute renal and liver dialysis products, therapies and services. Gambro Healthcare is a provider of end-stage renal disease treatment and patient care. Gambro BCT develops and provides blood collection, apheresis and cell therapy products and services.*


**Gambro AB**
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

File No 82-34731




RECEIVED
2006 APR 20 A 11:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**PRESS RELEASE**
April 3, 2006

## Gambro reports from meetings with the U.S. Food and Drug Administration, Center for Devices and Radiological Health

Gambro senior executives recently met with the senior FDA officials to address FDA's concerns about the safety of the Prisma System and the adequacy and effectiveness of Gambro Renal Products' quality program addressed earlier this year in a warning letter.

Gambro submitted in mid March a comprehensive Corrective Action Plan (CAP) to the FDA. The CAP details the specific steps the company will take to resolve the agency's issues as quickly and thoroughly as possible.

The company has created a dedicated organization and management team to create and implement the CAP. Gambro also has hired independent outside experts to support the development of the quality systems in order to meet the FDA's requirements.

In a separate meeting, senior Gambro officials and outside experts met with FDA to discuss a new software version for PRISMA that is under development to address the concerns raised by FDA and further strengthen Prisma's Fluid Balance management system. Gambro anticipates that the new Prisma software and associated training module will be released for a gradual rollout in the Summer 2006.

The company continues to train and inform customers and intensive care nurses on the proper use of the Prisma System. Caregivers must pay particular attention to the "Incorrect Weight Change Detected" alarm on the Prisma System. This alarm should never be overridden without first identifying and removing the cause of the alarm.

The Action Plan, the Prisma software upgrade, and comprehensive training program will apply globally and for all customers - specific country plans will be developed and discussed with relevant stakeholders.

"Our goal is to ensure that Gambro products meet the highest standards for quality, safety and effectiveness," says Sören Mellstig, President and CEO, Gambro. "We have created a plan that will serve as the foundation to further strengthen our quality systems. We still have a number of issues to resolve, and we are committed to working with the agency in a proactive and professional manner until every concern is addressed."

*Gambro is a global medical technology company with related services and has leading positions in renal care - services and products - and blood component technology. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis, and acute renal and liver dialysis products, therapies and services. Gambro Healthcare is a provider of end-stage renal disease treatment and patient care. Gambro BCT develops and provides blood collection, apheresis and cell therapy products and services.*

**Gambro AB**
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com



**PRESS RELEASE**
April 3, 2006

Gambro is the pioneer and world leader in dedicated treatment for intensive care unit patients with acute renal failure. The Prisma system, launched in 1995 in Europe and 1997 in the U.S., was the first integrated kidney hemodialysis system specially designed to perform the complete range of continuous renal replacement therapy (CRRT) for critically ill patients in the intensive care unit. To date, the Prisma System has provided hundreds of thousands of patients with life-saving CRRT treatments worldwide.

**For further information please contact:**
Paula Treutiger, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-73-366 65 99
Fredrik Dalborg, Director, Investor Relations, Corporate Finance, tel. +46-8-613 65 84, +46-73-366 65 84
U.S. Media – Anne Bonelli, Gambro Inc., tel. +1 303-231-4671 or Kevin Smith, President Gambro Inc., tel. +1 303-231-4750





**PRESS RELEASE**
April 3, 2006

This statement has been made in a Swedish version, which has been translated into English. In case of discrepancies between the Swedish original and the English translation, the Swedish original shall prevail.

## Statement of the Board of Directors of Gambro AB in relation to the public cash offer for the shares of Gambro

***Background***

This statement is issued by the Board of Directors of Gambro AB ("Gambro") pursuant to Item II.14 of the Näringslivets Börskommitté, NBK (the Swedish Industry and Commerce Stock Exchange Committee) Rules concerning Public Offers for the Acquisition of Shares (2003). Claes Dahlbäck, Håkan Mogren and Adine Grate-Axén have not participated and will not participate in the Board of Directors' considerations of the matter due to conflicts of interest.

Indap AB ("Indap"), indirectly jointly-owned by EQT IV ("EQT") and Investor AB ("Investor") has on April 3 2006 announced a public cash offer to the shareholders of Gambro to acquire all outstanding shares in Gambro (the "Offer").

According to the press release issued by Indap dated April 3 2006, Gambro's shareholders are being offered to tender their shares to Indap for the consideration of SEK 111 in cash per series A and B share in Gambro (the "Offer Price"). The Offer Price is subject to adjustment should Gambro pay any dividend or make any other distribution prior to the settlement of the Offer. A dividend of SEK 1.30 per share has been proposed by the Board of Gambro and with the proposed record date April 7 2006. If the Gambro Annual General Meeting decides upon the proposed dividend, the adjusted Offer Price would be SEK 109.70.

According to the press release the acceptance period is expected to run from April 7 2006 to May 10 2006. The Offer is, among other conditions, conditional upon being accepted to such an extent that Indap becomes the owner of more than 90 percent of the total number of shares in Gambro. Investor is the largest owner in Gambro with 19.9 per cent of the shares and 26.3 per cent of the votes at the announcement of the Offer. Investor has committed to transfer its shares to Indap upon completion of the Offer.

According to the press release, compared to Gambro's historical trading average share price on the Stockholm Stock Exchange of SEK 85 for the last 3 months ending March 31 2006, the Offer Price represents a premium of 30.5 percent (the corresponding premium on a cash free basis is 39.0 per cent). Compared to the closing share price on the SSE on March 31, 2006, the last trading day before the announcement of the Offer, of SEK 93 per series A share, the Offer

*Gambro is a global medical technology company with related services and has leading positions in renal care - services and products - and blood component technology. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis, and acute renal and liver dialysis products, therapies and services. Gambro Healthcare is a provider of end-stage renal disease treatment and patient care. Gambro BCT develops and provides blood collection, apheresis and cell therapy products and services.*

**Gambro AB**
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com



**PRESS RELEASE**
April 3, 2006

This statement has been made in a Swedish version, which has been translated into English. In case of discrepancies between the Swedish original and the English translation, the Swedish original shall prevail.

Price represents a premium of 19.4 percent (the corresponding premium on a cash free basis is 24.2 percent).

The Board of Directors of Gambro has allowed a limited confirmatory due diligence prior to the announcement of the Offer since the Board of Directors considered that the possible offer was of interest for a decision by the shareholders. Furthermore, EQT and Investor have been presented with the speech, which Sören Mellstig, CEO and President will give at the annual general meeting of shareholders on April 4, 2006. Therefore, the speech is publicly disclosed in a separate press release simultaneously here with.

***The recommendation by the board of directors***

The Board of Directors has based its recommendation on an assessment of factors that the Board of Directors has deemed relevant in relation to the Offer, including, but not limited to assumptions regarding Gambro's businesses and financials.

Gambro's Board of Directors has been assisted by financial and other advisors in relation to the evaluation of the Offer. Carnegie Investment Bank AB and Lazard Freres & Co. LLC have delivered fairness opinions to the Board of Directors of Gambro to the effect that, as of the date of the Offer and based upon and subject to the assumptions, considerations and limitations set forth therein and other factors each of them has deemed relevant, the Offer is fair, from a financial point of view, to the shareholders of Gambro.

Based on the above, the Board of Directors recommends Gambro's shareholders to accept the Offer.

This statement shall in all respects be governed by and construed in accordance with Swedish law. Any dispute arising out of or in connection with this statement shall be settled exclusively by Swedish courts.

Stockholm 3 April 2006

Gambro AB
Board of Directors

For further information please contact:
Paula Treutiger, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-73-366 65 99

*Gambro is a global medical technology company with related services and has leading positions in renal care - services and products - and blood component technology. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis, and acute renal and liver dialysis products, therapies and services. Gambro Healthcare is a provider of end-stage renal disease treatment and patient care. Gambro BCT develops and provides blood collection, apheresis and cell therapy products and services.*

**Gambro AB**
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com



**PRESS RELEASE**
April 3, 2006

This statement has been made in a Swedish version, which has been translated into English. In case of discrepancies between the Swedish original and the English translation, the Swedish original shall prevail.

Fredrik Dalborg, Director, Investor Relations, Corporate Finance, tel. +46-8-613 65 84, +46-73-366 65 84

*Gambro is a global medical technology company with related services and has leading positions in renal care - services and products - and blood component technology. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis, and acute renal and liver dialysis products, therapies and services. Gambro Healthcare is a provider of end-stage renal disease treatment and patient care. Gambro BCT develops and provides blood collection, apheresis and cell therapy products and services.*

**Gambro AB**
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

File No 82-34731





**PRESS RELEASE**
April 3, 2006

## Announcement of information by Gambro AB in relation to the public cash offer by EQT and Investor

Due to the today announced cash offer by EQT Fund IV and Investor AB, through the indirectly jointly owned Indap AB, Gambro AB hereby announces the speech which Sören Mellstig, President and CEO, will give at the annual general meeting of Gambro AB on April 4, 2006.

### Address of Sören Mellstig, President and CEO, at Gambro's Annual General Meeting, April 4, 2006

Ladies and gentlemen, Mr. Chairman and honored shareholders!

2005 was a fantastic year for Gambro:

We finalized the divestiture of the US clinics
We distributed approximately SEK 10 billion to our shareholders
We delivered further improved financial results

****

Gambro went through one of the largest structural changes the company has ever made when divesting its US clinics to DaVita. The sale generated SEK 24 billion whereof SEK 10 billion was distributed to shareholders through a redemption program during the fall. The transaction turned out better than we anticipated one year ago. The capital gain and currency effects, contributed to this.

Following the divestment, Gambro is financially strong and more focused but has also strengthened its position on the U.S. market. Gambro became the preferred supplier of dialysis products through the agreement, which will give Gambro access to a significantly larger market than before. During 2005, preparations for deliveries were made and these started this year.

During 2005 Gambro also signed a global distribution and promotion agreement with Baxter. The agreement gives Gambro an additional sales channel for hemodialysis products and strengthens Gambro's presence in markets where the company has a weaker position, such as



**Gambro AB**
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com



**PRESS RELEASE**
April 3, 2006

Latin America excluding Brazil. I expect the agreement to bring increased volumes and thereby economies of scale and also generate sales in new geographic areas.

Gambro leaves 2005 as a financially strong and focused medical technology company with growth as its highest priority. We will take part in the continuing consolidation of the industry but also strengthen other areas through innovation, geographic expansion and acquisitions.

****

As in the past, we set three key financial goals: Growth, profitability and cash flow.

We attained all three goals.

Revenues rose 10 percent nominally and 7 percent currency adjusted, which was in line with our target for 2005. We grew faster than the market and this means we captured market shares.

Profitability improved at all levels. Earnings before tax increased by 38 percent and earnings per share by 24 percent. We further strengthened our cash flow by 75 percent despite increased levels of investment.

I would like to point out that we have achieved all goals and at the same time increased our investments for the future.

For example, investments in R&D remained ambitious, amounting to more than SEK 657 million and includes, among others, investments in cell therapies. Moreover, 50 percent of the total capital expenditure of SEK 1.5 billion related to expansion and new investments in capacity.

Gambro is well positioned for the future through a strong focus on our fastest growing and most profitable segments.

Intensive care, our clinics and blood component technology is not only the fastest growing areas but also the most profitable ones.

The favorable earnings trend as well as the DaVita and Baxter agreements that were concluded during the year boosted Gambro's share price by 20 percent. In addition, our shareholders received an extra dividend of SEK 29, which is one of the largest ever distributed by a Swedish company.

****

*Gambro is a global medical technology company with related services and has leading positions in renal care - services and products - and blood component technology. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis, and acute renal and liver dialysis products, therapies and services. Gambro Healthcare is a provider of end-stage renal disease treatment and patient care. Gambro BCT develops and provides blood collection, apheresis and cell therapy products and services.*

**Gambro AB**
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com



**PRESS RELEASE**
April 3, 2006

I will now proceed to the business areas. But before doing so, I would like to present the company's executive management team.

Sören Mellstig
David Perez
Jon Risfelt
Kevin Smith
Maris Hartmanis
Lars Granlöf
Bo-Inge Hansson
Åsa Hedin

I would like to take the opportunity to tell you about the initiatives Gambro is taking to actively increase the proportion of women managers. We have, for example, during 2005 established a program called Future Leader, which aims to identify future leaders on an operational level. Nearly half of the participants currently in the program are women. We have already within global Gambro today, a large proportion of women in leading positions such as Annemare Gardshol, Theresa Ayers, Elodie Rambert, Cecilia Björklöf Pedersen, Pia Irell and Paula Treutiger.

****

I will now present a brief overview of developments in each business area during 2005.

**Gambro Renal Products** manufactures and markets products and services that improve the treatment of kidney- and intensive care patients. The offering covers all forms of dialysis care: hemodialysis, peritoneal dialysis, and acute dialysis.

The business area has some 7,000 employees and reported sales of some SEK 11 billion in 2005 and with an operating profit of SEK 970 million. Growth was particularly strong in acute dialysis that is growing more than 20%.

Important events during the year for the business area included:

The divestment of the U.S. clinics was finalized. In connection with the agreement, Gambro Renal Products became the preferred supplier of dialysis products to DaVita. This gives Gambro a unique opportunity to strengthen its position in the U.S. market. During 2005 preparations were made to begin deliveries this year.



**Gambro AB**
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com



**PRESS RELEASE**
April 3, 2006

Yet another step in the consolidation of the industry was taken this summer. Gambro Renal Products entered a distribution- and promotion agreement with Baxter. Baxter has decided to discontinue its production of hemodialysis machines and has chosen Gambro as its exclusive supplier of HD-machines and related disposables. Dialyzers are excluded from the agreement. The agreement is global and will strengthen Gambro Renal Products position within hemodialysis.

Further investments have been made in new production capacity, notably dialyzers. In the beginning of 2005 a decision was made to increase manufacturing capacity in the manufacturing facility in Meyzieu, France. Preparatory work has also been made in Opelika, U.S. where the manufacturing facility for dialyzers will be located.

In January 2006 Gambro Dasco, a production unit within Gambo Renal Products received a warning letter from the FDA related to the agency's inspection of its monitor manufacturing facility in Medolla, Italy. The letter reflects the FDA's continued concerns about the safety of the Prisma system and the adequacy and effectiveness of the facility's quality system. Gambro takes the situation very seriously and are investigating and implementing measures as quickly as possible. Currently we have an active dialogue with the FDA and have allocated the required resources.

Our clinic operations, **Gambro Healthcare,** went through large changes and had a strong development during 2005.

The sale of the U.S. clinics was closed and the business area now consists of 150 clinics providing care to approximately 11,000 patients. In 2005, revenues amounted to SEK 1.9 billion and operating profits to SEK 190 million.

We are one of the largest providers of dialysis care in for example France, Portugal, Italy and Spain. But Gambro Healthcare also plays an active role in the development of dialysis care in for example Poland and Turkey.

During 2005, Gambro Healthcare continued to improve both the medical and the financial results. Revenues increased by 14 percent and operating profit by 19 percent. Various programs to further improve the quality of care have been carried out and have showed results. Medical outcomes have improved overall and variances between different clinics and countries have decreased.

Gambro Healthcare has successfully worked with standardization- and productivity programs as well as developed the business in countries like Poland and Turkey. Further possibilities to expand through acquisitions are investigated in mainly Eastern Europe.



**Gambro AB**
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com



**PRESS RELEASE**
April 3, 2006

Blood component operations, **Gambro BCT**, involve about 1,700 employees and provided sales of SEK 2.3 billion last year and posted an operating profit of SEK 520 million. Gambro BCT experienced a year of exceptionally good growth and continued favorable earnings.

Growth continues to be driven by innovative and customer-oriented products. For example, within automatic collection of blood components, Trima Accel, continues to be successful. Currently, 70 percent of Trima users have converted to Trima Accel. Gambro BCT was also the first to launch 7-day platelets in the U.S., which is yet another proof of the innovative ability of the business area and its ability to understand the need of the customers. We also continued to invest in the very promising products Atreus and Mirasol, which I will get back to later.

****

That was a brief overview of our financial results and some of the most significant events in the business areas in 2005.

In brief, Gambro today is a focused medical technology company with a high growth ambition. We have a strong financial position and are well prepared to take on the solid business development program that is ahead of us.

Allow me to speak a little about the future.

We have already covered part of 2006 and the plans we set up for the Group and business areas have already started to be executed.

We expect revenues to rise 6-9 percent. This is more or less the same growth rate as the preceding year but we have included the uncertainty created by the warning letter and the import ban from the FDA. The effect is hard to assess and the target might be revised when we have more information.

The same uncertainty impacts the profitability why we assess the operating margin to be slightly lower than in 2005.

Gambro is now a company that will follow a growth strategy the coming years. We are focused and well prepared for 2006 and the future.

The following applies to each business area during 2006:

2006 will be a year full of challenges for **Gambro Renal Products**. To deliver according to the agreements with Baxter and DaVita is a high priority. Moreover, the decided expansion of



**Gambro AB**
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com





production capacity in France and the U.S. need to be managed. A total of 13 million dialyzers will be added in production capacity. The intensive care area is at the same time expected to continue to grow strongly. Gambro is dominating the market within intensive care with a market share around 50 percent. The intensive care business resembles what Gambro BCT looked like a couple of years ago, with revenues around SEK 1.5 billion and high growth. Moving forward new applications and further penetration of the market will be driving growth. A challenge for the business area is to solve the issues that FDA has identified as soon as possible.

**Gambro Healthcare** is expected to continue to show strong growth and good profitability. Acquisitions are a high priority at the same time as there is a focus on medical outcomes and operational efficiency. The target is to take an active part in the development of renal care in both emerging and more mature markets, of which both Poland and Turkey are prioritized markets.

**Gambro Blood Component Technology** is facing an exciting year. Focus is on product development and continued growth above all in Europe and Asia. 2006 is also the year when the foundations for the coming product launches of Mirasol and Atreus will be laid. These products will further move Gambro BCT's strong position forward.

Mirasol is one of Gambro's most ambitious research projects and within a completely new area - blood safety. In the end of 2005 clinical studies were initiated and they are expected to take between 12 to 18 months and the launch is planned for 2007. Mirasol will be a very valuable contribution to the market and will increase safety as well as supply of blood. The markets for plasma and platelets that Gambro initially will address are estimated to around SEK 5 billion and the total market, i.e. also including red blood cells, amount according to our estimates to SEK 40 billion. By the end of 2005, the total investment in the project amounted to SEK 570 million.

Atreus is an as exciting project within Gambro BCT and the work is at full speed to prepare for launch in 2007. We estimate that Atreus will radically change how processing of whole blood is done. Todays' 14 manual steps will be decreased to 2. The saving of time is enormous. The business potential for Atreus is at least as high as for Mirasol and is in addition closer in time. By the end of 2005, the total investment in the project amounted to SEK 440 million.

At the group level the main focus will be on growth enhancing initiatives. The target is to rejuvenate the business portfolio. Several very promising development projects are well on track. The processes are implemented and it is now a question of execution. Gambro's product portfolio is well balanced and is a guarantee for strong future growth.

***

Our long-term ambition is to reach sustainable double-digit organic growth and profitability growing at a higher pace. We have as target to lower the tax rate, decrease accounts receivables



**Gambro AB**
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com





and lower investments to a more normal sustainable level after 2007. All measures will free additional funds and strengthen the cash flow. It is more than we originally planned for and at the same time as we have increased the underlying growth rate.

This will give us the opportunity to pursue either larger acquisitions or alternatively distribute funds to the shareholders. We have at present a scope of SEK 15 billion to renew the business portfolio through geographical expansion, investment in innovation and acquisitions. Our target is to have a debt/equity ration of approximately 50%.

We have continuing processes to investigate potential acquisition targets and we evaluate a number of possible acquisitions. I look upon this as an excellent opportunity to continue to develop Gambro from its current strong position.

****

We have a strong base to build from and we have a strong and experienced management team. All business areas have a solid foundation to rest upon and are now ready for new challenges. We have a very interesting business development portfolio, both short-, middle- and long-term.

It is highly stimulating and an exceptional privilege to work in a company whose products save lives and improve the quality of life for so many people every day.

I am proud to work in an organization that has provided so many excellent results in recent years. I look to the future with confidence and I am convinced that Gambro is a fantastic platform for growth and that Gambro will secure its position as a leading medical technology company.

Thank you!

For further information please contact:
Paula Treutiger, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-73-366 65 99
Fredrik Dalborg, Director, Investor Relations, Corporate Finance, tel. +46-8-613 65 84, +46-73-366 65 84

*Gambro is a global medical technology company with related services and has leading positions in renal care - services and products - and blood component technology. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis, and acute renal and liver dialysis products, therapies and services. Gambro Healthcare is a provider of end-stage renal disease treatment and patient care. Gambro BCT develops and provides blood collection, apheresis and cell therapy products and services.*

**Gambro AB**
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

File No 82-34731

*PRESS RELEASE APRIL 3, 2006*

# Claes Dahlbäck will not participate in Gambro's handling of take over bid

**Due to conflicts of interest Claes Dahlbäck will not participate in the handling of Investor AB's and EQT's joint bid to Gambro's shareholders as long as a participation in decisions or debate can affect the outcome. At the same time Dahlbäck will remain in his role as Chairman of the Board of Gambro regarding other issues unaffected by the bid.**

Claes Dahlbäck said:

- I am Chairman of the Board in Gambro and at the same time Chairman of EQT's Investment Committee. This means that there is a conflict of interest. Furthermore, I can not be regarded as having an independent position towards Investor AB.

I realized this problem already in January when I first understood that this situation could occur. My conclusion that I have conformed to since I initially came into contact with the issue, is that I have to announce conflict of interest in this matter within Gambro and EQT and towards Investor AB, but fulfil other obligations as usual.

The consequences for Mr Dahlbäck of this decision are:

- Does not participate in the Board of Gambro's handling of a bid from EQT and Investor AB
- Does not participate in EQT's and Investor AB's handling of a bid to Gambro's shareholders and will not have any economical advantages within EQT in a possible deal
- Does not participate in ongoing contacts with these parties regarding the bid or any public discussion that can affect the handling of the issue

For further information please contact: Mr Claes Dahlbäck, phone 08 - 545 07 740



File No 82-34731



**PRESS RELEASE**
April 4, 2006

## Live webcast of Sören Mellstig's speech at the Annual General Meeting today

The Gambro Annual General Meeting will take place today April 4 2006, starting 5:00 pm CET. The CEO speech will be webcast (video and audio) through the Gambro website, www.gambro.com, at approximately 5:30 CET conditional upon approval by the Annual General Meeting.

For further information please contact:
Paula Treutiger, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-73-366 65 99
Fredrik Dalborg, Director, Investor Relations, Corporate Finance, tel. +46-8-613 65 84, +46-73-366 65 84
Kevin Smith, President Gambro Inc., Investor Relations US, tel. +1-303 231 4750

*Gambro is a global medical technology company with related services and has leading positions in renal care - services and products - and blood component technology. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis, and acute renal and liver dialysis products, therapies and services. Gambro Healthcare is a provider of end-stage renal disease treatment and patient care. Gambro BCT develops and provides blood collection, apheresis and cell therapy products and services.*

**Gambro AB**
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com



**PRESS RELEASE**
April 5, 2006

# Report from Gambro's Annual General Meeting, April 4, 2006

Claes Dahlbäck, Sandra Austin Crayton, Wilbur H Gantz, Peter H Grassmann, Adine Grate Axén, Sören Mellstig, Håkan Mogren and Lena Treschow Torell were reelected members of the Board and Claes Dahlbäck was reelected Chairman of the Board.

The Meeting approved the proposed dividend to shareholders of SEK 1.30 per share. The record date was determined as Friday, April 7, 2006. The dividend is scheduled to be distributed by VPC AB (the Swedish Securities Register Center) on Wednesday, April 12, 2006.

The Meeting approved a total fee to the Board of Directors for 2006 of SEK 4,300,000 for distribution among those members elected by the Annual General Meeting who are not employees of the Company.

The Meeting approved the decision by the Board of Directors regarding the size of and the main principles for Gambro's employee stock option program for 2006 as well as for two share programs for 2006, i.e. restricted shares and performance shares.

The Meeting decided that a Nomination Committee is to be established composed of representatives of the four largest shareholders in terms of votes plus the Chairman of the Board. The composition of the Nomination Committee shall be announced six months before the Annual General Meeting 2007. The task of the Nomination Committee will be to submit proposals to the Annual General Meeting 2007 regarding the Chairman of the Annual General Meeting, the composition of the Board of Directors, the Chairman of the Board, the Board's fee, auditors and the auditors' fee. The names of the four representatives shall be announced immediately after their appointment.

Claes Dahlbäck (Chairman), Wilbur H Gantz, Håkan Mogren and Lena Treschow Torell were elected by the Board to serve on the Compensation Committee.

Peter H Grassman (Chairman), Claes Dahlbäck, Adine Grate Axén and Håkan Mogren were elected by the Board to serve on the Audit Committee.

For further information please contact:
Paula Treutiger, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-73-366 65 99
Fredrik Dalborg, Director, Investor Relations, Corporate Finance, tel. +46-8-613 65 84, +46-73-366 65 84

*Gambro is a global medical technology company with related services and has leading positions in renal care - services and products - and blood component technology. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis, and acute renal and liver dialysis products, therapies and services. Gambro Healthcare is a provider of end-stage renal disease treatment and patient care. Gambro BCT develops and provides blood collection, apheresis and cell therapy products and services.*

**Gambro AB**
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com